Exhibit 99.2

In April, FCA outpaced industry sales growth in Europe for the fourth consecutive month with passenger car sales up 13.4% year-over-year to nearly 79,000 vehicles. The Group was leader in the European A segment for the 28th consecutive month, with the Fiat 500 and Fiat Panda accounting for a combined 29.2% share. In addition, the Fiat 500L ranked first in the Small MPV segment for the year-to-date with a 23.5% share and, in April, the Fiat 500X entered the top five in the Small SUV segment. The Jeep brand posted its 18th consecutive monthly sales increase, outpacing the industry in all major markets on the strength of the performance of the Jeep Renegade.

The European passenger car market (EU28+EFTA) continued the year’s positive trend in April, with new registrations up 6.9% to 1,210,000 vehicles for the month and 8.1% to 4,848,000 vehicles for the four months year-to-date.

FCA outperformed the industry average once again, for the fourth month running, with April sales increasing 13.4% year-over-year to 79,000 vehicles and market share up 30 basis points to 6.5%. The Group posted increases in Italy (24.8% vs. 24.2% for the industry), France (12.3% vs. 2.3% for the industry) and Spain (11.1% vs. 3.1% for the industry).
Year-to-date, sales were up 12.1% to nearly 307,000 vehicles and share was 20 basis points higher at 6.3%.

Fiat brand also outpaced the industry, with April sales up 9.7% year-over-year to nearly 60,000 vehicles and share increasing 10 basis points to 4.9%. In the five major markets, the brand’s April sales were up 21.2% in Italy, 17.0% in France and 10.3% in Spain.
Year-to-date, brand sales were up 8.7% to nearly 231,000 vehicles and share increased to 4.8% (4.7% in 2014). The brand was leader in the European A segment for the 28th consecutive month, with the Panda and 500 accounting for a combined 29.2% share.
The Panda was the top selling A-segment vehicle, with sales up 19.5% to 15,300 units and share at 14.6%, followed closely by the 500, with 15,200 units sold and segment share at 14.5%. With nearly 7,200 vehicles sold in April, the 500L family maintained its well-established leadership in the Small MPV segment, with a 21.6% share for the month and a 23.5% share for the year-to-date. The recently launched 500X entered the European top five (first in Italy) in the Small SUV segment for the first time in April with nearly 7,000 vehicles sold and a 7.6% share. The Punto also posted a positive result for the month, with sales up 13.0% year-over-year.

Lancia/Chrysler posted April sales of more than 6,100 vehicles, representing a 0.5% share of the market.
For the year-to-date period, brand sales totaled nearly 24,000 vehicles and share was also 0.5%.
The brand achieved particularly strong year-over-year sales increases for the month in both Italy (+24.1%) and Germany (+63.0%).
For the Lancia Ypsilon, April sales were up 5.5% over the prior year.

Alfa Romeo closed April with 4,900 vehicles sold and European market share at 0.4%.
Year-to-date, brand sales totaled 19,900 vehicles with share at 0.4%.
In April, the brand posted its highest percentage increase in Austria (+6.3%).
For the year-to-date, sales of the Giulietta were 0.3% higher.

Jeep brand extended its streak of year-over-year sales increases to 18 consecutive months, with April volumes more than doubling over the prior year (+172.3%) to nearly 7,300 vehicles. With the highest percentage volume increase of any automaker in Europe, the brand closed the month with market share up 200% year-over-year to 0.6%.
Year-to-date, sales increased by 185.8% to nearly 29,000 vehicles, driving market share up from 0.2% for the same period in 2014 to 0.6%.
The brand significantly outperformed the industry average in each of the five major European markets. Sales were up 252.7% year-over-year in Italy, 75.1% in Germany, 438.1% in France, 198.0% in the UK, and 272.8% in Spain.
Those results reflected the strong performance of the Jeep Renegade, which - with more than 4,600 units sold in April - now ranks firmly among the top ten in its segment in Europe.

The Group’s luxury brands, Ferrari and Maserati, posted combined sales in Europe of 984 vehicles for the month and 3,192 vehicles for the year-to-date.

London, 19 May 2015

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